FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 18, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F   X              Form 40-F
                    -----                      -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes                        No   X
              -----                     -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes                        No   X
              -----                     ------

           [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                        No   X
              -----                     ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.


                                                                Total Pages: 5

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      Smith & Nephew plc
                                                      (Registrant)


Date: June 18, 2004                                By:   /s/ Paul Chambers
                                                         -----------------
                                                         Paul Chambers
                                                         Company Secretary



                                      2
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                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Sir Christopher O'Donnell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Smith & Nephew 2004 Co-Investment Plan

7. Number of shares / amount of stock acquired

13,057

8. Percentage of issued class

0.0013%

9. Number of shares/amount of stock disposed



10. Percentage of issued class

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11. Class of security

Ordinary shares of 12 2/9p

12. Price per share

583.32p

13. Date of transaction

16 June 2004

14. Date company informed

16 June 2004

15. Total holding following this notification

177,468

16. Total percentage holding of issued class following this notification

0.019%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

Under the Co-Investment Plan participants invest cash or an equivalent value of an existing ordinary shareholding and in 3 years time will receive a matching award of ordinary shares for a nil cost; the level of matching award will depend on certain performance conditions being met. Cash invested by participants is used to acquire shares which are held on the participants' behalf by the trustee of the Plan.

24. Name of contact and telephone number for queries

Clare Carpenter 020 7960 2316

25. Name and signature of authorised company official responsible for making this notification

K Cummins 020 7960 2251

Date of Notification

16 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.